UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 000-25867

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nautilus, Inc.

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nautilus, Inc.

16400 S.E. Nautilus Dr.

Vancouver, WA 98683

NAUTILUS, INC. 401(k) SAVINGS PLAN

Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Nautilus, Inc. 401(k) Savings Plan

Vancouver, Washington

We have audited the accompanying statements of net assets available for benefits of the Nautilus, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Portland, Oregon

July 13, 2009

NAUTILUS, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS
Investments, at fair value (Note 4)	$14,148,839	$22,620,794

Contributions Receivable:
Employee	122,438	123,028
Employer	91,297	821,830

Total receivables	213,735	944,858

LIABILITIES
Other payables	—	(65,400)

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	14,362,574	23,500,252

Adjustment from fair value to contract value for T. Rowe Price Stable Value Fund (Note 5)	14,924	(9,135)

NET ASSETS AVAILABLE FOR BENEFITS	$14,377,498	$23,491,117

See notes to financial statements.

NAUTILUS, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
ADDITIONS
Investment Income (Loss):
Net (depreciation) appreciation in fair value of investments (Note 4)	$(7,716,978)	$(296,787)
Interest and dividends	644,060	1,455,342

Net investment income (loss)	(7,072,918)	1,158,555

Contributions:
Participants	2,759,710	3,353,374
Employer	1,238,054	823,095
Rollover contributions	214,534	369,424

Total contributions	4,212,298	4,545,893

DEDUCTIONS
Benefits paid to participants	(3,844,434)	(3,241,886)
Plan transfers	(2,408,565)	—

Total deductions	(6,252,999)	(3,241,886)

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	(9,113,619)	2,462,562
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	23,491,117	21,028,555

END OF YEAR	$14,377,498	$23,491,117

See notes to financial statements.

NAUTILUS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of the Nautilus, Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a complete description of the Plan’s provisions.

General – The Plan is a defined contribution 401(k) plan maintained for the benefit of all eligible employees of Nautilus, Inc. (the “Company” or “Nautilus”). The Plan was established effective January 1, 1999, and contributions to the Plan began on March 4, 1999. The Plan was amended on January 1, 2006 to comply with the Employee Retirement Income Security Act of 1974 (“ERISA”) and to standardize operating procedures.

On January 1, 2008, the Plan was amended to: alter the vesting schedule, thereby reducing the time period for employer contributions to vest; reduce eligibility requirements, to allow employees to participate in the plan on the first day of employment; increase the maximum deferral percentage; and allow employees to take loans from the Plan. In addition, the Plan was revised to include an automatic annual contribution increase program, and matching contributions now occur each pay period.

Eligibility – The Plan is available to all full-time employees of the Company who are age 18 or older. The Plan is subject to the provisions of ERISA.

Trustee –T. Rowe Price Trust Company (“T. Rowe Price” or “TRP”) is the Plan’s trustee and holds all investments of the Plan.

Administration of the Plan – The Company is the named fiduciary and administrator of the Plan, as well as the plan sponsor, as defined by ERISA. The Company has contracted with T. Rowe Price to provide record keeping services with respect to the Plan.

Contributions – Participants may voluntarily contribute between 1% and 75% of their eligible compensation. Employee contributions are limited to $15,500 in both 2008 and 2007, as prescribed by the Internal Revenue Code (“IRC”). Participants may also contribute amounts representing distributions from other qualified defined contribution plans. After tax contributions are not permitted by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to limitations of the IRC.

For the plan year ended December 31, 2008, the Company contributed and allocated to each eligible participant matching contributions equal to (i) 100% of the first 1% of the participant’s elective deferral and (ii) 50% of elective deferrals in excess of 1% up to a maximum of 6%. Matching contributions are subject to certain limitations by the Plan.

On April 19, 2009, the Plan was amended to terminate employer matching contributions.

Investment Options – Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Nautilus’ common stock and mutual funds offered through a registered investment company. Participants may not direct more than 20% of their voluntary contributions or transfer more than 20% of their account balance into Nautilus’ common stock.

Participant Accounts – A separate account is maintained for each participant. Each account is credited with the participant’s and Company’s matching contributions and allocations of Plan earnings. All amounts in participant accounts are participant directed.

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of a participant’s account, plus actual earnings thereon, is pursuant to the following vesting schedule.

Years of Service	Vesting Percentage
Less than 1	0%
1	25%
2	100%

Payment of Benefits – Upon termination of service, a participant may receive (i) a lump-sum distribution equal to his or her vested account value, (ii) elect to maintain his or her account in the Plan until a future date, or (iii) elect to receive distributions in the form of installment payments.

On April 18, 2008, the Company completed the sale of its former fitness apparel business DashAmerica, Inc. d/b/a Pearl Izumi USA (“Pearl Izumi”). Accordingly, $2.4 million in assets, including vested and nonvested amounts, were transferred from the Plan into a qualified 401(k) plan for the active employees of Pearl Izumi.

Forfeitures – Forfeited nonvested balances are used to reduce future employer matching contributions. At December 31, 2008 and 2007, the balances in forfeited nonvested accounts totaled $27,257 and $53,960, respectively. The Company’s employer matching contributions were reduced by zero and $55,238 from forfeited nonvested accounts for the Plan years ended December 31, 2008 and 2007, respectively.

Participant Loans – The Plan allows participants to borrow from their accounts in amounts ranging from a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Only one loan per participant may be outstanding at any one time. Terms of all loans (other than primary residence loans) are five years. Primary residence loans are limited to fifteen years. Interest rates are based on the Wall Street Journal’s Prime Rate published on the prior business day plus 1%. Loan repayments will be made via payroll deduction on a bi-weekly basis and will be reinvested according to the participant’s investment allocation in effect at the time of the loan repayment. Loans are due in full 90 days from the date of a participant’s termination of employment with Nautilus.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition – The Plan’s investments are generally stated at fair value. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company’s common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. The T. Rowe Price Stable Value Fund is stated at fair value (determined based on the net asset value of its underlying investments) and then adjusted to contract value (determined as cost plus accrued interest). Participant loans are valued at the outstanding loan balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments – Benefits payments are recorded when the funds are distributed.

Administrative Expenses – Administrative expenses are paid by the Company.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan allows for investment in various securities including mutual funds, common/collective trust funds and Company common stock. Investment securities are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect (i) participant’s account balances and (ii) the amounts reported in the statement of net assets available for benefits and the statement of changes in of net assets available for benefits.

3.	FAIR VALUE MEASUREMENTS

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements and subsequently adopted certain related Financial Accounting Standards Board (“FASB”) staff positions. SFAS 157 defines fair value as the price that would be received from selling an asset or the cost to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

SFAS 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above):

Investments:	Level 1	Level 2	Level 3	Total
Mutual Funds—Common Stock	$11,369,236	$—	$—	$11,369,236
Mutual Funds—Bonds	812,734	—	—	812,734
Common Stock of Nautilus, Inc.	189,438	—	—	189,438
Common/Collective Trusts	—	1,592,063	—	1,592,063
Participant Loans	—	—	185,368	185,368

Total Investments—fair value	$12,371,408	$1,592,063	$185,368	$14,148,839

Participant Loans
Balance, January 1, 2008	$—
Loan issuances	226,836
Repayments and offsets, net	(41,468)

Balance, December 31, 2008	$185,368

4.	INVESTMENTS

The Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value, as determined by quoted market prices, as follows during the years ended December 31:

	2008	2007
Mutual Funds	$(7,524,994)	$263,205
Nautilus, Inc. common stock	(191,984)	(559,992)

Net depreciation in fair value of investments	$(7,716,978)	$(296,787)

	December 31,
	2008	2007
Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:
T. Rowe Price Growth Stock Fund	$2,141,863	$4,417,146
T. Rowe Price Stable Value Fund Sch E (*)	1,592,063	1,545,512
T. Rowe Price Balanced Fund	1,362,673	2,292,388
T. Rowe Price Retirement 2030 Fund	1,200,699	2,103,403
Artio International Equity A (**)	1,048,296	2,055,861
T. Rowe Price Retirement 2040 Fund	985,671	1,327,465
T. Rowe Price Mid-Cap Growth Fund	898,713	1,734,755
T. Rowe Price Retirement 2020 Fund	819,995	1,317,706
PIMCO Total Return Fund	812,734	N/A
T. Rowe Price Equity Income Fund	732,817	1,324,541
Investments that represent less than 5%	2,553,315	4,502,017

Total investments at fair value	$14,148,839	$22,620,794

N/A – indicates investment did not exceed 5% of the Plan’s net assets available for benefits at that date.

(*)T. Rowe Price Stable Value Fund is stated at fair value. Contract value for this fund is $1,606,987 and $1,536,377 at December 31, 2008 and 2007, respectively.

(**) Formerly the Julius Baer International Equity A Fund.

5.	INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The T. Rowe Price Stable Value Fund invests in guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions. The issuer of a GIC generally takes a deposit and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and specified interest guaranteed to the fund. Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

In accordance with FASB Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the fair value of the T. Rowe Price Stable Value Fund is reported as a component of investments in the statements of net assets available for benefits, and the adjustment from fair value to contract value, of the T. Rowe Price Stable Value Fund, is reported in a separate line in the statement of net assets available for benefits. The statement of changes in net assets available for benefits is presented on a contract value basis.

6.	RELATED PARTY TRANSACTIONS

The Plan invests in shares of the Company’s common stock, at the direction of the participants, and, shares of mutual funds and the common/collective trust fund managed by T. Rowe Price. T. Rowe Price is the trustee and record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.	INCOME TAX STATUS

The Plan is based on an underlying non-standardized prototype plan and has applied for an opinion letter from the Internal Revenue Service (“IRS”) to indicate whether the form of the Plan is qualified under Section 401 of the IRC, and therefore, whether the related trust is tax exempt. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan meets the criteria for qualification under the IRC, and that, the related trust is tax exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

8.	PLAN TERMINATION

While it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions of ERISA. In the event of total or partial termination of the Plan, participants will become 100% vested in their accounts.

9.	SUBSEQUENT EVENTS

On April 19, 2009, the Plan was amended to terminate employer matching contributions. In addition, based on anticipated employee turnover in 2009, the Company may make amendments to the Plan during 2009 to accelerate vesting for certain personnel which would be required in the event that cumulative terminations and employee turnover exceed certain IRS limits.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, to Form 5500:

	2008	2007
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$14,377,498	$23,491,117
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(14,924)	9,135

Net assets available for benefits per the Form 5500, at fair value	$14,362,574	$23,500,252

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500, at and for the years ended December 31:

	2008	2007
Increase (decrease) in net assets per the financial statements	$(9,113,619)	$2,462,562
Transfer of assets from Plan for sale of subsidiary	2,408,565	—
Adjustment for fair value of fully benefit-responsive T. Rowe Price Stable Value Fund	(24,059)	22,489

Net income (loss) per Form 5500	$(6,729,113)	$2,485,051

NAUTILUS, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

(a)	(b) Identity of Issue/ (c) Description of Investment	(d) Cost (1)	(e) Current Value
	Mutual Funds:
	Bond Funds
	PIMCO Total Return Fund		$812,734
	Stock Funds
*	T. Rowe Price Balanced Fund		1,362,673
*	T. Rowe Price Equity Income Fund		732,817
*	T. Rowe Price Equity Index 500 Fund		581,565
*	T. Rowe Price Growth Stock Fund		2,141,863
*	T. Rowe Price Mid-Cap Growth Fund		898,713
*	T. Rowe Price Mid-Cap Value Fund		209,794
*	T. Rowe Price Retirement Income Fund		107,321
*	T. Rowe Price Retirement 2010 Fund		266,253
*	T. Rowe Price Retirement 2020 Fund		819,995
*	T. Rowe Price Retirement 2030 Fund		1,200,699
*	T. Rowe Price Retirement 2040 Fund		985,671
*	T. Rowe Price Retirement 2050 Fund		241,462
**	Artio International Equity A		1,048,296
	Tygh Capital Management Small Cap Growth Fund		272,125
*	T. Rowe Price Small-Cap Value Fund		499,989

	Total mutual funds		12,181,970

	Common Trust Fund:
*	T. Rowe Price Stable Value Fund Sch E		1,592,063
*	Nautilus, Inc. Common Stock		189,438
	Participant Loans – (Interest rates ranging from 4.25% - 7.0%, maturing from 7/30/09 to 2/06/20)		185,368

	TOTAL INVESTMENTS		$14,148,839

*	Denotes a party-in-interest with respect to the Plan

**	Formerly the Julius Baer International Equity A Fund

(1)	Historical cost information is not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Nautilus, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NAUTILUS, INC. 401(k) SAVINGS PLAN (Name of Plan)

Date: July 13, 2009	By:	/s/ Kenneth L. Fish
Kenneth L. Fish
Chief Financial Officer Nautilus, Inc.